===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 6-K



                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


         For the month of May, 2000.


                        SECURITY CAPITAL U.S. REALTY
-------------------------------------------------------------------------------
              (Translation of Registrant's Name Into English)


                  25b, boulevard Royal, L-2449, Luxembourg
-------------------------------------------------------------------------------
                  (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                Form 40-F
                  ---------------                   --------------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                        No       X
              ----------------          -----------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)




===============================================================================

         Security Capital is filing the following material as an exhibit to this Form 6-K. This exhibit is incorporated by reference herein.

             Exhibits.

             99.1 Security Capital U.S. Realty Notice of Annual General Meeting of Shareholders

             99.2     Security Capital U.S. Realty Form of Proxy

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SECURITY CAPITAL U.S. REALTY



Dated: May 19, 2000                     By:    /s/ Jeffrey A. Cozad
                                              ---------------------
                                              Jeffrey A. Cozad
                                              Managing Director